EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2009 and the five years ended December 31, 2008 were as follows:

	Three Months Ended March 31, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings:
Add:
Income before income (loss) from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and income attributable to noncontrolling interests	$48,194	$287,426	$344,156	$294,806	$290,947	$290,984
Gains on sales of real estate and other assets	2,795	33,340	957,406	727,131	188,546	9,822
Amortization of interest capitalized	614	2,315	2,394	3,387	3,298	2,845
Distributions from unconsolidated joint ventures	1,850	5,988	7,157	8,206	7,179	6,663
Combined fixed charges and preferred distributions (see below)	92,030	345,834	346,731	331,140	340,589	334,082
Subtract:
Interest capitalized	(12,110)	(46,286)	(33,322)	(6,105)	(5,718)	(10,849)
Preferred distributions	(990)	(4,226)	(10,429)	(22,814)	(26,780)	(17,063)

Total earnings	$132,383	$624,391	$1,614,093	$1,335,751	$798,061	$616,484

Fixed charges:
Interest expensed	$78,930	$295,322	$302,980	$302,221	$308,091	$306,170
Interest capitalized	12,110	46,286	33,322	6,105	5,718	10,849

Total fixed charges	$91,040	$341,608	$336,302	$308,326	$313,809	$317,019

Preferred distributions	990	4,226	10,429	22,814	26,780	17,063

Total combined fixed charges and preferred distributions	$92,030	$345,834	$346,731	$331,140	$340,589	$334,082

Ratio of earnings to fixed charges	1.45	1.83	4.80	4.33	2.54	1.94

Ratio of earnings to combined fixed charges and preferred distributions	1.44	1.81	4.66	4.03	2.34	1.85